UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: January 2021

Commission File Number: 001-38544

NAKED BRAND GROUP LIMITED

(Translation of registrant’s name into English)

c/o Bendon Limited, 8 Airpark Drive, Airport Oaks, Auckland 2022, New Zealand

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Entry into a Material Definitive Agreement.

On January 27, 2021, Naked Brand Group Limited (the “Company”) entered into a placement agency agreement (the “Placement Agency Agreement”) with Maxim Group LLC (the “Placement Agent”). Under the Placement Agency Agreement, the Placement Agent agreed to act as the placement agent, on a reasonable best efforts basis, for a proposed offering by the Company of ordinary shares (the “Offering”). As compensation for such services, the Company agreed to pay the Placement Agent a fee of 6% of the aggregate gross proceeds from the sale of such shares, and to reimburse the Placement Agent for its out-of-pocket accountable expenses, up to a maximum of $55,000. In addition, for a period of thirty (30) days from the date of the SPA (as defined below), the Company granted the Placement Agent the right of first refusal on any and all future equity, equity-linked or debt (excluding commercial bank debt) offerings. The Placement Agency Agreement is subject to customary closing conditions. In addition, the Company agreed to indemnify the Placement Agent against certain liabilities, including for certain liabilities under the Securities Act of 1933, as amended.

On the same date, in connection with the Offering, the Company entered into a share purchase agreement (the “SPA”) with certain institutional investors in the Offering (the “Investors”). Under the SPA, the Investors agreed to purchase, and the Company agreed to sell, an aggregate of 29,415,000 shares (the “Shares”) of the Company’s ordinary shares, at a purchase price of $1.70 per Share (which is greater than the average Nasdaq Official Closing Price of the ordinary shares (as reported on Nasdaq.com) for the five trading days immediately preceding the signing of the SPA), for aggregate gross proceeds of $50,005,500. The SPA contains customary representations and warranties and covenants of the Company. In addition, the Company agreed to indemnify each Investor against certain liabilities, including for certain liabilities under the Securities Act of 1933, as amended.

The Company estimates that the net proceeds of the Offering, after deducting the Placement Agent’s fees and the other estimated expenses of the Offering, will be approximately $46,900,000. The Offering is expected to close on or about February 1, 2021, subject to customary closing conditions.

The Offering was made pursuant to the Company’s existing shelf registration statement on Form F-3 (Registration No. 333-249547), which was filed with the Securities and Exchange Commission (“SEC”) on October 19, 2020 and declared effective by the SEC on October 26, 2020, and is described in more detail in a prospectus supplement (to be dated January 27, 2021) and accompanying base prospectus (dated October 26, 2020) to be filed with the SEC.

The Placement Agency Agreement and form of SPA are attached hereto as Exhibits 1.1 and 10.1, respectively, and are incorporated herein by reference. A copy of the opinion of Mills Oakley relating to the legality of the issuance and sale of the securities in the Offering is attached hereto as Exhibit 5.1. The foregoing description of the Offering by the Company and the documentation related thereto does not purport to be complete and is qualified in its entirety by reference to such exhibits.

The Placement Agency Agreement and the form of SPA have been included to provide investors and security holders with information regarding their terms. The agreements are not intended to provide any other factual information about the Company. The representations, warranties and covenants contained in the Placement Agency Agreement and the SPA were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements, may in some cases be made solely for the allocation of risk between the parties and may be subject to limitations agreed upon by the contracting parties.

1

Other Events.

On January 27, 2021, the Company issued a press release announcing that it had signed the SPA. The press release is attached to this Current Report as Exhibit 99.1.

The information contained in this Form 6-K, including the exhibits hereto, shall be incorporated by reference in the Company’s registration statements on Form F-3 (File Nos. 333-226192, 333-230757, 333-232229, 333-235801, 333-243751, 333-249490 and 333-249547) and the prospectuses included therein.

Exhibits

Exhibit No.	Description

1.1	Placement Agency Agreement.

5.1	Opinion of Mills Oakley.

10.1	Form of Securities Purchase Agreement.

99.1	Press release.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 28, 2021

NAKED BRAND GROUP LIMITED

By:	/s/ Justin Davis-Rice
Name:	Justin Davis-Rice
Title:	Executive Chairman and Chief Executive Officer